CORRESP
FRED B. GREEN
FGREEN@BODMANLLP.COM
313-392-1056

BODMAN LLP
6TH FLOOR AT FORD FIELD
1901 ST. ANTOINE STREET
DETROIT, MICHIGAN 48226
313-393-7579 FAX
313-259-7777

October 2, 2009

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Caraco Pharmaceutical Laboratories, Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed September 23,2009
File No. 001-31773

Dear Mr. Riedler:

This letter responds to your letter dated October 2, 2009.  Caraco Pharmaceutical Laboratories, Ltd. (“Caraco” or the “Company”) appreciates this opportunity to respond to your comment and enhance its disclosures.

For your convenience, Caraco’s responses track the items identified in your letter.  Caraco has included your comment in italicized type, followed by our explanation in bold type.

Proposal One - Amendment to Amended and Restated Articles of Incorporation, page 3 Reasons for the Amendment, page 3.

1.	Please expand your disclosure in this section to identify the deficiencies in the Company’s internal controls referenced in the shareholder demand letter.

The shareholder demand letter does not specifically identify any deficiencies in the Company’s internal controls.  It simply makes the statement that the Board take actions against each of the directors and officers to recover damages for their alleged breach of fiduciary duties and “to correct the deficiencies in the Company’s internal controls that allowed the misconduct to occur.”  In this connection we will add a sentence following our disclosure of the shareholder’s demand that Caraco correct the deficiencies in the Company’s internal controls, as follows:

DETROIT	TROY	ANN ARBOR	CHEBOYGAN

Jeffrey Riedler
October 2, 2009

The demand letter did not specifically identify the alleged deficiencies in the Company’s internal controls that need to be corrected.

For your information, we are making one other minor change to the proxy statement.  Currently it provides that shareholders are being asked to ratify and elect one director for a term expiring in 2012; instead we are requesting shareholders simply to elect one director for a term expiring in 2012.  Such director will resign immediately prior to the special meeting.  Shareholders will then be asked to elect such director to fill the vacancy created by his resignation.  The disclosure on page 4 under “General” will be as follows (with deletions in brackets, and additions underlined for your information):

Caraco’s Board of Directors is divided into three classes with each class of directors elected to a three-year term of office.  [At this special meeting, shareholders are being asked to ratify the appointment by the Board of F. Folsom Bell to fill the vacancy created by the decision by Dr. John Crissman not to stand for re-election at the 2009 Annual Meeting of Shareholders.  On September 9, 2009, Caraco’s]  The Board of Directors appointed F. Folsom Bell to fill the vacancy created by John D. Crissman’s decision not to stand for re-election, for a term commencing immediately following the 2009 Annual Meeting of Stockholders and ending immediately following the 2012 Annual Meeting of Shareholders.  Accordingly, Mr. Bell has been serving as a Director of the Company since September 14, 2009.  As discussed in Proposal 1, Mr. Bell, in order to be deemed ‘independent’ under Michigan law, among other things, must be elected by shareholders.  In this connection, (i) Mr. Bell has notified the Board that he is resigning effective immediately prior to the Special Meeting so that shareholders are given the right to consider his candidacy and choose whether or not to elect him to fill the vacancy and serve for the remainder of the term ending immediately following the 2012 Annual Meeting of Shareholders, and (ii) the Board has nominated Mr. Bell as a candidate for election by shareholders at the Special Meeting to fill such vacancy.  Proposal 2 must receive the favorable vote of a majority of the shares voted, present in person or represented by proxy, but excluding broker non-votes and abstentions.  Sun Pharma and its affiliates, which own 29,380,680 or 75.2% of the outstanding shares of common stock, have indicated that they intend to vote “For” Proposal 2.   Proposal 2 will be presented for vote at the Special Meeting only if Proposal 1 is approved (see above).

In the interest of time, since the Special Meeting is scheduled for October 26, 2009, we are requesting that the changes in disclosure to the proxy statement referenced in this letter be made in the definitive proxy materials to be filed with the Commission and mailed to shareholders.

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Jeffrey Riedler
October 2, 2009

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (313) 392-1056.

Sincerely,

/s/Fred B. Green
Fred B. Green

cc:	Jitendra N. Doshi
Chief Executive Officer
Caraco Pharmaceutical Laboratories, Ltd.
1150 Elijah McCoy Drive
Detroit, Michigan 48202